Exhibit 21.1

Name	Jurisdiction of Organization

Demandware, Inc.	Delaware

Demandware GmbH	Germany

Demandware UK Limited	UK

Demandware S.A.R.L.	France

Demandware Securities Corp.	Massachusetts